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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

EQUITY MARKETING, INC. (Name of Issuer)
Common Stock, $.001 par value per share (Title of Class of Securities)
294724 10 9 (CUSIP Number)
Donald A. Kurz c/o Equity Marketing, Inc. 6330 San Vicente Boulevard Los Angeles, CA 90048 (323) 932-4300	With a copy to: Leland P. Smith, Esq. 6330 San Vicente Boulevard Los Angeles, CA 90048 (323) 932-4300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 14, 2001 (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  / /.

  Note:  Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (2-98)

CUSIP No. 294724 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Donald A. Kurz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States of America

Number of	7.	Sole Voting Power 0
Shares
Beneficially	8.	Shared Voting Power 1,625,703(1)(2)
Owned by Each
Reporting	9.	Sole Dispositive Power 0
Person With
	10.	Shared Dispositive Power 1,625,703(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,625,703(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 26.5%(3)

14.	Type of Reporting Person (See Instructions)
IN

(1) Includes 1,953 shares held by the Equity Marketing, Inc. 401(k) Plan Trust.

(2) Mr. Kurz and Crown EMAK Partners, LLC (formerly known as Crown Acquisition Partners, LLC) ("Crown") entered into that certain Voting and Irrevocable Proxy Agreement dated as of March 29, 2000, as amended (the "Voting Agreement"), pursuant to which Crown may be deemed to have shared voting power over the shares of Common Stock ("Common Stock") of Equity Marketing, Inc. (the "Company") beneficially owned by Mr. Kurz, as described more fully in the Schedule 13D filed on April 6, 2000 to which this statement is an Amendment.

(3) Based on 6,045,895 shares of Common Stock outstanding as of August 9, 2001, as reported by the Company on its Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, as filed on August 14, 2001.
Mr. Kurz expressly disclaims beneficial ownership of any shares of Common Stock except the 1,625,703 shares of Common Stock over which Mr. Kurz possesses voting and dispositive power.

Item 1.	Security and Issuer
No material change has occurred to this item of the Schedule 13D filed by Mr. Kurz with the Securities and Exchange Commission on April 6, 2000 (the "Schedule 13D").
Item 2.	Identity and Background
No material change has occurred to this item of the Schedule 13D.
Item 3.	Source and Amount of Funds or Other Consideration
No material change has occurred to this item of the Schedule 13D.
Item 4.	Purpose of Transaction
No material change has occurred to this item of the Schedule 13D.
Item 5.	Interest in Securities of the Issuer
(a)	(i)	Amount Beneficially Owned by the Reporting Person: 1,625,703(1)(2)
(ii) Percent of Class: 26.5%(3)
(b)	Number of shares as to which the Reporting Person has:
	(i) Sole power to vote or to direct the vote	0
	(ii) Shared power to vote or to direct the vote	1,625,703(1)(2)(4)
	(iii) Sole power to dispose or to direct the disposition of	0
	(iv) Shared power to dispose or to direct the disposition of	1,625,703(1)(2)

(1) Includes 1,953 shares of Common Stock held by the Equity Marketing, Inc. 401(k) Plan Trust.
(2) Includes 82,500 shares of Common Stock issuable within 60 days of August 16, 2001 upon the exercise of options to purchase Common Stock.

(3) Based on 6,045,895 shares of Common Stock outstanding as of June 30, 2001, as reported by the Company on its Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, as filed on August 14, 2001. The outstanding shares of the Company's Common Stock has decreased as a result of the Company's repurchase of Common Stock under its stock repurchase program. This decrease has been partially offset by an increase in the number of shares outstanding because of the exercise by holders of options to purchase the Company's Common Stock. As a result of the Company's repurchase of Common Stock under the repurchase program, the percentage of the class of Common Stock beneficially owned by Mr. Kurz has increased.
(4) Pursuant to the Voting Agreement, Crown may be deemed to have shared voting power over the shares of Common Stock beneficially owned by Mr. Kurz, as described more fully in the Schedule 13D.
(c)	Mr. Kurz has not engaged in any transaction in the Company's Common Stock during the past 60 days.
(d)	Not applicable.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
No material change has occurred to this item of the Schedule 13D.
Item 7.	Material to Be Filed as Exhibits
No material change has occurred to this item of the Schedule 13D.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date August 21, 2001	By:	/s/ DONALD A. KURZ Donald A. Kurz

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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